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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2017

Commission File Number: 001-34656

China Lodging Group, Limited
(Translation of registrant's name into English)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

 EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements—China Lodging Group, Limited
Exhibit 99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations—China Lodging Group, Limited
Exhibit 99.3	Audited Consolidated Financial Statements—Crystal Orange Hotel Holdings Limited
Exhibit 99.4	Unaudited Pro Forma Condensed Combined Financial Information
EX-101.INS	XBRL Taxonomy Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema Document
EX-101.CAL	XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	XBRL Taxonomy Label Linkbase Document
EX-101.PRE	XBRL Taxonomy Presentation Linkbase Document

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA LODGING GROUP, LIMITED (Registrant)
By:	/s/ TEO NEE CHUAN
	Name:	Teo Nee Chuan
	Title:	Chief Financial Officer

Date: October 26, 2017

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EXHIBIT INDEX
SIGNATURES